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                             ATTACHMENT TO NSAR #77C
                               NRM INVESTMENT CO.
                                    811-02995

                     CHANGE IN FUNDAMENTAL INVESTMENT POLICY

         The Company, during the past year changed its investment policy and strategy from investing primarily in municipal bonds that assure federal tax free distributions to its shareholders to investing in such municipals for a minimum percentage of just over one-half of the portfolio, and investing the balance of the portfolio in other securities. This balance of the portfolio can be defined as taxable or tax free bonds, equities or derivatives such that the will produce high levels of income. Currently the major part of the non-municipal portfolio is in preferred equities that qualify for dividends at the maximum 15% Federal Income Tax Rate. The Board recommends to the shareholders that the Company ratify this change. For the long term the Company will no longer be limited in investment choice for any part of its portfolio except as provided in the Investment Company Act, the Internal Revenue Code, or other controlling legislation, rule or decision. In making investment choices the Board and the Adviser is reminded of the secondary objective of preserving capital.
         Resolution carried.